Exhibit D


                            Soros Fund Management LLC
                               888 Seventh Avenue
                                   33rd Floor
                            New York, New York 10106



January 11, 2005

Board of Directors
Exide Technologies
Crossroads Corporate Center
3150 Brunswick Pike, Suite 230
Lawrenceville, New Jersey  08648

Gentlemen:

As the principal investment manager of one of Exide Technologies' largest stockholders, we are writing to request a meeting with members of the Board of Directors of Exide, which we believe should include both Mr. Craig H. Muhlhauser, Exide's President and Chief Executive Officer, and Mr. John P. Reilly, Exide's Chairman. We stand ready to meet immediately, and would like to do so as soon as possible, wherever and whenever is most convenient for the directors who will attend.

The composition of Exide's Board of Directors and the status of senior management and succession planning, particularly in light of the pending departure of Mr. Muhlhauser, are among the issues that we think it is essential to address. We are acquainted with a number of well-qualified professionals who we believe could add substantial value to the Board's deliberations and functioning and who we believe are qualified to succeed Mr. Muhlhauser. We would also like to discuss with you potential strategic initiatives to enhance stockholder value.

We believe these are important matters and hope the Board of Directors will respond positively to this opportunity to gain the perspective of, and work constructively with, one of Exide's largest stockholders to enhance stockholder value and improve stockholder confidence in Exide's corporate governance.

We look forward to hearing from you promptly.

Very truly yours,

/s/ Richard Brennan

Richard Brennan
Director
Soros Fund Management LLC


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